HEALTH SYSTEMS SOLUTIONS, INC.
405 North Reo Street
Suite 300
Tampa, Florida 33609

Mr. Stephen G. Krikorian Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	December 12, 2008

Re:	Health Systems Solutions, Inc. (the “Company”)
Form 8-K Filed on November 14, 2008
Forms 10-Q for the Quarterly Periods Ended June 30, 2008 and September 30, 2008
SEC File No. 000-27197
Our File No. 52570.39260

Dear Mr. Krikorian:

The following constitutes the Company’s response to each of the comments made in the Staff’s letter dated December 1, 2008, in the order set forth in that letter.

Form 8-K Filed on November 14, 2008

1.
Notwithstanding your response to prior comment 3, we continue to note statements about adjusted EBITDA throughout Note 1 that strongly suggest that you also use this measure as a liquidity measure. You state that it is an indicator of your capacity to fund capital expenditures and working capital requirements and to generate cash flow from operations. If you continue to refer to adjusted EBITDA in this manner you should provide a reconciliation to the nearest liquidity measure, in addition to the reconciliation provided to your GAAP net loss performance measure. Please provide us with an example of the disclosures you propose to provide in future earnings announcements.

We believe that the nearest liquidity measure to adjusted EBITDA is cash generated or used in operating activities within the statement of cash flows.  The following is a sample of how our disclosure of adjusted EBITDA will appear in future filings.

 (1)  Adjusted EBITDA
Adjusted EBITDA does not represent cash flows from operations as defined by generally accepted accounting principles (“GAAP”), is not a GAAP measure, is used in addition to and in conjunction with GAAP measures and should not be considered by the reader as an alternative to net income (loss) (the most comparable GAAP financial measure to adjusted EBITDA or any other GAAP operating performance measure). Management of the Company believes that adjusted EBITDA is helpful to investors as an indicator of the financial performance of the Company, its liquidity, and its capacity to fund capital expenditures and working capital requirements. Due to the nature of the Company’s business and revenue recognition policies and the Company’s use of stock-based employee compensation, the Company incurs significant non-cash charges for depreciation, amortization, stock compensation expense, and non-recurring items that may not be indicative of our operating performance from a cash perspective. Therefore, the Company believes that providing the measure of adjusted EBITDA will help investors better understand the Company’s underlying operational performance and ability to generate cash flow from operations excluding certain recurring and non-recurring items.  In accordance with Regulation G of the rules and regulations of the Securities and Exchange Commission, we have included reconciliations of net loss to adjusted EBITDA for the three and nine months ended September 30, 2008 and 2007, and a reconciliation of cash from operations for the nine months ended September 30, 2008 and 2007.  These represent the most comparable financial and liquidity GAAP measures to adjusted EBITDA.

Reconciliation of adjusted net loss to adjusted EBITDA:

	Three Months Ended
	September 30,
	2008	2007
Net loss	$(850,219)	$(1,337,183)
Add:
Interest	239,771	5,122
Depreciation and amortization	57,434	529,661
Impairment	6,000	-
Capitalized software	-	(297,230)
Loss on disposal of assets	-	13,889
Stock-based compensation	175,671	30,414
Acquisition search costs	18,169	-
Severance	104,665	-

Adjusted EBITDA	$(248,509)	$(1,055,327)

	Nine Months Ended
	September 30,
	2008	2007
Net loss	$(2,236,311)	$(3,599,104)
Add:
Interest	284,751	39,130
Depreciation and amortization	172,747	1,509,338
Impairment	71,475	-
Capitalized software	-	(794,110)
Loss on disposal of assets	2,095	16,047
Stock-based compensation	421,340	49,311
Acquisition search costs	18,169	-
Severance	167,764	-
Legal settlement	180,000	-

Adjusted EBITDA	$(917,970)	$(2,779,388)

Reconciliation of cash from operations to adjusted EBITDA:
	Nine Months Ended
	September 30,
	2008	2007
Net cash used in operating activities	$(1,654,867)	$(1,959,852)
Add:
Interest paid in cash	11,145	39,130
Acquisition search costs	18,171	-
Severance	167,764	-
Capitalized software	-	(794,110)
Legal settlement	180,000	-
Changes in operating assets and liabilities	359,817	(64,556)

Adjusted EBITDA	$(917,970)	$(2,779,338)

Forms 10-Q For the Quarterly Periods Ended June 30, 2008 and September 30, 2008

Consolidated Balance Sheets, page 1

2.
Tell us how you determined that the classification of restricted cash as a current asset is appropriate. In this regard, we note that the certificate of deposit collateralizes a letter of credit related to your New York office space and that the term of that lease is ten years. Clarify whether this balance is available to the company for use in the ordinary course of business and whether the restrictions are released only at the end of the lease term.

We entered into a lease agreement for office space in New York that is for a term of ten years.  The lease requires an initial cash security deposit or a letter of credit in the amount of $323,388.90.  This amount will be decreased to $215,592.60 when certain construction activities are completed at the premises.  As of June 30, 2008 and September 30, 2008, we believed that construction would be completed within twelve months and the amount of the letter of credit would be reduced.   In addition, the amount will be reduced to $107,796.30 after 48th monthly payment of rent.

In lieu of a cash deposit, we delivered a letter of credit, which must be renewed annually, for the required amount.  In order to obtain the letter of credit, we were required to collateralize the letter of credit with cash for the amount that was underwritten.  The cash collateral was placed in a twelve month certificate of deposit account that expires in April 2009.

Based on these facts, we classified the cash collateralizing the letter of credit as restricted cash because we are unable to use it in the ordinary course of business.   Of the total amount, $107,796.30 will be available to us for general business purposes within the current year.  We believe this amount should be classified as current.  Upon expiration of the current certificate of deposit, our intention is to have the letter of credit underwritten at the reduced amount without the current collateral requirement.  However, there is no assurance we will be able to renew the letter of credit without the aforementioned cash collateral.  Therefore, on future filings we will classify $215,592.60 as long-term restricted cash to the extent the cash would be unavailable for general business purposes within the current year.

* * * *

We trust that the foregoing is responsive to the Staff's comments.  However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-798-9400 or at the address indicated above.  Thank you for your assistance.

Sincerely, /s/ Stan Vashovsky
Stan Vashovsky
Chairman of the Board and Chief Executive Officer